Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

October 10, 2008

Justin D. Hovey

tel 415.983.6117

justin.hovey@pillsburylaw.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Edwin S. Kim

Re:	Potlatch Forest Products Corporation
(to be renamed Clearwater Paper Corporation)
Form 10 filed September 15, 2008
(SEC File No. 001-34146)

Dear Mr. Kim:

On behalf of Potlatch Forest Products Corporation (to be renamed Clearwater Paper Corporation) (the “Company”), we are transmitting for filing a copy of Amendment No. 2 (the “Amendment”) to the Form 10 Registration Statement (SEC File No. 001-34146) (the “Registration Statement”), with the information statement attached as Exhibit 99.1 thereto marked to show changes from the information statement previously filed as an exhibit to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2008.

The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated October 3, 2008. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

U.S. Securities and Exchange Commission

October 10, 2008

General

1.	We note your response to comments 13, 20, and 29 of our letter dated August 29, 2008, we, however, reissue those comments. Please complete the remaining unfinished parts of your filing as soon as possible in order for us to complete our review.

Response: In response to the Staff’s comments, the Company has added disclosure about the expected terms of its notes offering on page 55 of the information statement. With respect to the credit facility, the Company has not negotiated the terms and, as a result, the Company is only able to disclose the expected terms generally at this time. Once the credit agreement has been negotiated, the Company will provide information about the terms of the credit agreement in a future amendment to the Registration Statement. In response to reissued comment 29, the Company has revised the disclosure on page 73 and 74 of the information statement to note that the Company expects to have identified at least five members of its board of directors (as opposed to seven members, as originally disclosed in the previous information statements), and has provided a description of the search process as requested by the Staff.

Risk Factors. Page 10

2.	We note your response to comment seven of our letter dated August 29, 2008 and reissue the comment. Since Potlatch Corporation, at its sole discretion and regardless of its current intentions, can waive or modify the conditions outlined on page 27 and 28, it appears a risk factor would be appropriate. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has added disclosure to page 28 of the information statement to explain that to the extent Potlatch Corporation waives or modifies any condition to the spin-off in a manner that would have a material effect on recipients of common stock in the spin-off, the Company will amend and redistribute the information statement to disclose such modification or waiver and any material effect on the recipients of common stock in the spin-off. Because each recipient would receive updated information prior to the time the shares are distributed to them, the Company does not believe a separate risk factor is appropriate.

U.S. Securities and Exchange Commission

October 10, 2008

The Spin-Off, page 21

3.	Please clarify whether the remaining industrial revenue bond portion of the REIT conversion indebtedness will remain with Potlatch Forest.

Response: As requested by the Staff, the Company has clarified that the obligation to pay the remaining industrial revenue bond portion of the REIT Conversion Indebtedness will not remain with the Company. Specifically, the Company has added a sentence on page 22 stating that it will have no obligations with respect to the notes, debentures or industrial revenue bonds that comprise the REIT Conversion Indebtedness.

4.	Of the $162 million REIT conversion indebtedness to be transferred to Potlatch Corporation, please clarify how much of this debt relates to the assets to be transferred into NewCo.

Response: The Company respectfully advises the Staff that the intended structure of the pre-spin-off transactions has been changed such that Potlatch Corporation will no longer be assuming a portion of the REIT Conversion Indebtedness or receiving the net proceeds from the $175 million debt offering. Rather, NewCo will be assuming all of the REIT Conversion Indebtedness and receiving the net proceeds from the $175 million debt offering. The Company has amended the “Transactions Prior to the Spin-Off” section of the information statement to reflect this revised structure.

Management, page 73

5.	Disclose the business experience of Mr. Carter from February 2005 to the present. Item 401(e) of Regulation S-K requires a brief description of the business experience for the past five years.

Response: In response to the Staff’s comment, the requested disclosure has been added to reflect that Mr. Carter was in retirement from February 2005 until joining the Company.

Compensation Discussion and Analysis, page 77

6.	We note your response to comment 30 of our letter dated August 29, 2008. Please provide a more detailed analysis, regarding the exclusion of the compensation disclosure, including additional details of the duties and responsibilities of the named executive officers prior to the spin-off. To the extent possible, please clarify the extent of the officers’ involvement with areas outside of the businesses to be retained by Potlatch Forest.

U.S. Securities and Exchange Commission

October 10, 2008

Response: The Company again respectfully submits that the spin-off should be viewed as an initial public offering pursuant to the guidance set forth in the Staff’s Q&A, meaning that it is appropriate to exclude from the information statement historical compensation disclosure covered by Item 402 of Regulation S-K. Question 217.01 from the Commission’s Questions and Answers of General Applicability states as follows:

Whether a spin-off is treated like the IPO of a new “spun-off” registrant for purposes of Item 402 disclosure depends on the particular facts and circumstances. When determining whether disclosure of compensation before the spin-off is necessary, the “spun-off” registrant should consider whether it was a reporting company or a separate division before the spin-off, as well as its continuity of management. For example, if a parent company spun off a subsidiary which conducted one line of the parent company’s business, and before and after the spin-off the executive officers of the subsidiary: (1) were the same; (2) provided the same type of services to the subsidiary; and (3) provided no services to the parent, historical compensation disclosure likely would be required. In contrast, if a parent company spun off a newly formed subsidiary consisting of portions of several different parts of the parent’s business and having new management, it is more likely that the spin-off could be treated as the IPO of a new “spun-off” registrant.”

To supplement the reasons articulated in the Company’s first response letter to the Staff, the following are additional reasons as to why the Company believes historical compensation information for its expected named executive officers should be excluded from the information statement:

—     Fewer Businesses Operated by the Company After the Spin-off. Potlatch Corporation’s businesses, which are operated through its subsidiaries, are comprised of the following five reportable segments: real estate, wood products, resource, consumer products and pulp and paperboard. Currently, the Company operates in each of these segments. Prior to the spin-off, the Company will transfer to a newly formed subsidiary of Potlatch Corporation the real estate, resource and the wood products segments (other than the portion of the wood products segment in Lewiston, Idaho now operated by the Company). As a result, following the spin-off the Company will operate only two of these segments (along with the portion of the wood products segment located in Lewiston, Idaho). Thus, the mix of business operations of the Company following the spin-off will be appreciably different, in the aggregate, than prior to the spin-off.

U.S. Securities and Exchange Commission

October 10, 2008

—     Three Of Five Named Executive Officers Will Provide Different Services Following the Spin-off. Gordon Jones, our expected Chief Executive Officer, Linda Massman, our expected Chief Financial Officer, and Tom Carter, our expected Vice President of Human Resources, joined Potlatch Corporation at various times in the last three months. They will not assume their expected officer positions with the Company until the spin-off occurs. To date, they have been engaged in an advisory capacity in matters relating to the spin-off and these individuals have spent a substantial portion of their time learning about the Company’s businesses. They have not and will not assume the primary responsibility for any of the Company’s businesses until the spin-off occurs.

—     Two Of Five Named Executive Officers Will Be Working With New Senior Management. It is expected that the duties and responsibilities of Harry Seamans, our expected Vice President of Pulp and Paperboard, and Robert DeVleming, our expected Vice President of Consumer Products, will be substantially similar following the spin-off to the duties they are currently performing. However, Messrs. DeVleming and Seamans will be reporting to, and working with, the new senior management team comprised of three members that only recently joined the Company. In addition, the Company’s management following the spin-off will be focused on the Company’s direction as a manufacturing company, which is substantially different from Potlatch Corporation’s direction as a real estate investment trust, or REIT. The new management team, as a whole, will have had limited experience working together and operating the business.

—     No Historical Compensation To Disclose For Three Of Five Named Executive Officers. Mr. Jones, Ms. Massman and Mr. Carter provided no services to either the Company or Potlatch Corporation in 2007. As such, there is no historical compensation information to provide for these individuals.

—     Historical Compensation Of Two Of The Five Named Executive Officers May Not Be Indicative Of Future Compensation. While Messrs. DeVleming and Seamans worked for Potlatch Corporation in 2007, the Company respectfully submits that their overall historical compensation package (and the components thereof) may not necessarily be indicative of the compensation they will receive following the spin-off. In 2007, a significant portion of Messrs. Seamans’ and DeVleming’s short-term and long-term compensation was tied to the financial performance of Potlatch Corporation as a whole, which includes the five business segments listed above, as opposed to the performance of the specific business segment for which each of them primarily worked or the business operations that will comprise the spun-off company. In addition, unvested equity incentive awards relating to Potlatch Corporation common stock and held by Messrs. DeVleming and Seamans prior to the spin-off will be forfeited as a result of the spin-off and

U.S. Securities and Exchange Commission

October 10, 2008

replaced with new equity awards to be granted by the Company with new performance measures.

—     Focus Should Be On Future Compensation. The Company respectfully submits that, given the foregoing, the expected future compensation of all of the named executive officers following the spin-off should be the focus of disclosure, rather than historical compensation of two of the five named executive officers that will not necessarily have any relation to new performance measures adopted by the Company’s compensation committee. In this regard, the Company notes that it has added disclosure in the information statement regarding the compensation arrangements for the named executive officers that will take effect following the spin-off. The Company believes that this disclosure of future compensation, rather than a description of the historical compensation of two of the five named executive officers, is more properly the focus of the compensation disclosure.

For the foregoing reasons, and for the reasons set forth in the Company’s initial response letter, the Company respectfully submits that it is appropriate to treat the spin-off as an initial public offering, with the effect that historical compensation disclosure covered by Item 402 of Regulation S-K should be excluded from the information statement.

Exhibits

7.	Please file the Transition Service Agreement in its entirety. We note the exhibits to the agreement do not appear complete.

Response: In response to the Staff’s comment, the Company has filed the Transition Service Agreement and included the recently completed exhibits thereto.

8.	Please incorporate your response to comment 34 of our letter dated August 29, 2008, in the appropriate places in the registration statement.

Response: In response to the Staff’s comment, the Company has added the requested disclosure to pages 17 and 25 of the information statement.

Combined Financial Statements

Notes to Combined Financial Statements

Summary of Principal Accounting Policies, F-13

General

U.S. Securities and Exchange Commission

October 10, 2008

9.	Please revise to disclose your accounting policy for of shipping and handling costs. For guidance, refer to EITF 00-10.

Response: In response to the Staff’s comment, the Company has added the requested disclosure to page F-16 of the information statement.

Revenue Recognition, F-15

10.	Please revise your disclosure to discuss how each of the four criteria outlined in SAB 104 specifically applies to each of your revenue streams (e.g. pulp and paperboard sales, consumer product sales, lumber sales, etc). Also, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations, the nature and amounts of revenue dilution (e.g. product returns, inventory credits; rebates, trade discounts, volume incentives, etc.) and the related accounting policies.

Response: In response to the Staff’s comment, the Company has added the requested disclosure to the extent applicable to page F-15 of the information statement.

Should you have any questions regarding this filing, please do not hesitate to contact me at (415) 983-6117.

Sincerely yours,

/s/ Justin D. Hovey

Justin D. Hovey

cc:	Pamela Mull
Michael Gadd
Blair White
Heidi Mayon